CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005

AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the three years ended March 31, 2006, 2005 and 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2006 and 2005 and the results of its operations and deficit and its cash flows for each of the three years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

July 12, 2006

Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	March 31,	March 31,
	2006	2005

Assets

Current assets
Cash and cash equivalents	$ 398,815	$ 93,084
Taxes recoverable	13,636	7,975
Due from related parties (Note 8)	16,866	162,025
Accounts receivable and prepaid expenses	3,049	9,839
	432,366	272,923

Mineral property interests (Notes 3 and 12)	1,323,978	705,730
Equipment (Note 4)	40,023	58,930
Investments (Note 5)	31,706	56,705
Reclamation and other deposits (Note 6)	32,883	32,883

	$ 1,860,956	$ 1,127,171

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 15,670	$ 24,942
Accounts payable, related parties (Note 8)	450,838	113,608
	466,508	138,550
Shareholders’ equity
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 34,766,276 (2005 – 29,690,659) common shares	18,530,383	17,010,613
Share subscriptions	--	429,217
Contributed surplus	795,881	589,343
Deficit	(17,931,816)	(17,040,552)
	1,394,448	988,621
	$ 1,860,956	$ 1,127,171

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 3, 7 and 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2006	2005	2004

Expenses
Amortization	$ 6,443	$ 8,536	$ --
Foreign exchange losses	3,141	13,958	10,949
Legal, accounting and audit	26,642	58,787	41,717
Management and consulting fees	37,500	30,000	30,000
Office and administration	133,781	90,536	40,086
Property investigation costs	--	25,193	1,042
Salaries and benefits	84,795	64,855	33,056
Shareholder communications	190,246	114,625	85,342
Stock-based compensation	232,287	288,601	216,328
Travel and conferences	49,139	25,673	21,199
Write-down of investments	24,999	12,191	--
Write-down of mineral property interests	172,697	1,995,978	12,573
(Recovery)/write-down of value added tax	(69,841)	91,411	--
Interest	(565)	(5,341)	(1,423)

Loss for the year	(891,264)	(2,815,003)	(490,869)

Deficit, beginning of year	(17,040,552)	(14,225,549)	(13,734,680)

Deficit, end of year	$ (17,931,816)	$ (17,040,552)	$ (14,225,549)

Loss per common share	$ (0.03)	$ (0.10)	$ (0.02)

Weighted average number of common shares outstanding – basic and diluted	32,188,964	28,765,766	23,188,307

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2006	2005	2004

Cash provided by (used for)

Operating activities
Loss for the year	$ (891,264)	$ (2,815,003)	$ (490,869)
Items not affecting working capital
Amortization	6,443	8,536	--
Stock-based compensation	232,287	288,601	216,328
Write-down of mineral property interests	172,697	1,995,978	12,573
Write-down of investments	24,999	12,191	--
Changes in non-cash working capital
Taxes recoverable	(5,661)	60,744	(57,639)
Accounts receivable and prepaid expenses	6,790	10,730	(16,069)
Accounts payable and accrued liabilities	(9,272)	(1,035)	15,819
	(462,981)	(515,753)	(290,638)
Investing activities
Mineral property interests
Acquisition costs	(40,147)	(67,814)	(67,895)
Exploration and development costs	(471,547)	(982,996)	(684,844)
Advances to related party	(16,866)	(162,025)	--
Reclamation and other deposits	--	(16,381)	--
Equipment	(4,918)	(56,966)	(10,500)
	(533,478)	(1,286,182)	(763,239)
Financing activities
Share subscriptions received	--	429,217	--
Due to/from related parties	337,230	(76,495)	29,219
Issuance of shares	964,960	285,750	2,225,208
	1,302,190	714,967	2,225,208

Cash and cash equivalents
Increase (decrease) during the year	305,731	(1,086,968)	1,171,331
Balance, beginning of year	93,084	1,180,052	8,721

Balance, end of year	$ 398,815	$ 93,084	$ 1,180,052

Supplementary information
Stock-based compensation in mineral property interests	$ 6,679	$ 61,208	$ 32,285
Contributed surplus recognized on option exercise	$ 32,428	$ 8,102	$ 13,832
Issuance of shares for mineral property interests	$ 93,165	$ 200,083	$ 89,500
Issuance of shares for settlement of debt	$ --	$ --	$ 331,388
Issuance of shares for finance and agent’s fee	$ 11,323	$ --	$ 81,425

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $891,264 for the year ended March 31, 2006, and the Company had a working capital deficiency as at March 31, 2006, of $34,142, with an accumulated deficit of $17,931,816.  (See Note 14 – “Subsequent Events”)

The Company has capitalized $1,323,978 (2005 – $705,730) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $93,333 and issue 566,667 common shares in fiscal 2007 to maintain the mineral property interests held at March 31, 2006, or acquired since that date.  Subsequent to March 31, 2006, cash payments of $35,000 have been made and 400,000 common shares have been issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Significant accounting policies:

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization and the valuation of stock-based compensation.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than ninety days.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or is impaired.

Management of the Company periodically reviews the recoverability of the capitalized mineral property interests.  Management considers various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the deferred costs are written-off, or if its carrying value has been impaired, then the deferred costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(e)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.  Investments in companies over which the Company exercises significant influence are recorded on an equity basis.

(f)

Equipment

Amortization of equipment is recorded on a straight-line basis over the estimated economic lives ranging from three to five years.

(g)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

In the future, the Company may issue flow-through shares to finance its exploration activities.  Such shares are issued for cash in exchange for the Company transferring tax benefits arising from an equal dollar amount of exploration expenditures to the purchasers of the flow-through shares.  In accordance with CICA Handbook Section 3465 – Income Taxes, the Company reduces the carrying value of the shares by the tax effect of the tax benefits renounced to the subscribers.

(h)

Asset retirement obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to it present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is possible that the Company’s estimates of its asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

At March 31, 2006, the Company has only performed exploratory work on its mineral properties, and has no unfulfilled legal obligations for reclamation.  As such, no provision for reclamation activities has been made in these financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(j)

Stock-based compensation

The Company has a stock option plan which is described in Note 7.  Stock-based compensation is recorded using the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

(k)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

(l)

Variable interest entities

The Canadian Institute of Chartered Accountants issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” to provide accounting guidance related to variable interest entities (“VIE’s”).  Accounting Guideline 15 indicates that VIE’s are required to be consolidated by the primary beneficiary.  The Company adopted Accounting Guideline 15 effective April 1, 2005, and has determined that it has no VIE’s.

3.

Mineral property interests:

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 12.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  Preliminary work was restarted on this property in the year ended March 31, 2004, and property costs are again being deferred.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada (continued)

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.  The property was written down by $1,523,030 to a nominal carrying value of $1.  Carrying costs are again being capitalized as exploration has resumed on the property.  Costs incurred to September 30, 2005, of $59,655 were expensed before exploration resumed on the property.

(c)

Fenix Property, Nayarit, Mexico

In fiscal 2005, the Company, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V., entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  Exploration results did not meet the Company’s expectations, and as a result, acquisition and exploration costs totalling $472,948 were written off by the Company in the year ended March 31, 2005.  Additional exploration costs of $113,042 incurred in the year ended March 31, 2006, have been written off.

(d)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (400,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(d)

Other Canadian properties (continued)

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  In April 2006, an additional cash payment of $15,000 was made, and an additional issuance of 50,000 common shares was made.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (150,000 issued) and payments totalling $110,000 ($30,000 paid) over six years.  In April 2006, an additional 50,000 common shares were issued and an additional payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

(e)

Manitoba Properties, Manitoba

(i)

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in Mineral Exploration Licence Numbers 64, 65 and 66 totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”).

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

Subsequent to March 31, 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (33,334 common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which may have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(e)

Manitoba Properties, Manitoba (continued)

(ii)

Wine Claims, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometers southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $100,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(f)

Casierra Diamond Licences, Sierra Leone

The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (See Note 8 (c)), to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Initially, the Company has the right to earn an undivided 51% interest in the licences by issuing a total of 200,000 common shares, comprised of 100,000 common shares issued on March 16, 2005, and by issuing 100,000 common shares within 12 months which have all been issued.  Exploration costs of not less than US$500,000 were to be incurred on the licences by March 16, 2006, which were also incurred.

Secondly, the Company could acquire an additional 19% undivided interest by the issuance of an additional 300,000 common shares by March 16, 2007, and by completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its 70% interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the licences in accordance with its interest.  Subsequent to March 31, 2006, the Company completed the balance of the required exploration expenditures of US$300,000 and the final option payment of 300,000 common shares was made.  As a result, the Company has earned a 70% interest in the licences.

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2006	Cost	Accumulated Depreciation	Net Book Value 2005
Vehicles	$ 47,907	$ 22,201	$ 25,706	$ 48,820	$ 6,232	$ 42,588
Office equipment	515	145	370	514	--	514
Computer equipment	6,688	3,026	3,662	4,944	1,072	3,872
Field equipment	17,274	6,989	10,285	13,187	1,231	11,956
	$ 72,384	$ 32,361	$ 40,023	$ 67,465	$ 8,535	$ 58,930

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5.

Investments:

	Number of Shares	Book Value 2006	Book Value 2005
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$30,000
Abitibi Mining Corp.	7,000	210	210
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
		31,704	31,704
Non-public companies:
Terra Gaia Inc.	100,000	1	25,000
LMC Management Services Ltd.	1	1	1
		$31,706	$56,705

The Company wrote down its investment in Terra Gaia Inc. to a nominal value of $1 at March 31, 2006.  The quoted market value of the above listed publicly traded securities as at March 31, 2006, was $36,686 (2005 - $33,166).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (Note 8).

6.

Reclamation and other deposits:

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

7.

Share capital:

Authorized

Unlimited number of common shares without par value.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Share capital (continued):

Issued and fully paid

	Number of Shares	Amount
Balance, March 31, 2003	19,864,519	$ 13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	7,000
Lucky Jack Claims	50,000	7,500
Kootenay Gemstone Property	100,000	75,000
Fractional rounding adjustment	2	--
Corporate finance and agent’s fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	--	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	32,000
Lucky Jack Claims	50,000	38,500
Trout Claim Group	16,667	5,583
Fenix Property	50,000	14,000
Kootenay Gemstone Property	100,000	30,000
Casierra Diamond Licences	200,000	80,000
Stock-based compensation	--	8,102
Shares issued for cash
Exercise of warrants	810,001	240,000
Stock options exercised	364,000	45,750
Balance, March 31, 2005	29,690,659	17,010,613
Shares issued for mineral properties and other
Kootenay Gemstone Property	100,000	37,000
Wine Claims	50,000	19,000
Lucky Jack Claims	50,000	17,500
Finders’ fees	32,350	11,323
Goldsmith Claims	50,000	17,000
Trout Claim Group	16,667	2,667
Stock-based compensation	--	32,427
Shares issued for cash
Private placements, less share issue costs	4,000,000	1,286,343
Stock options exercised	776,600	96,510
Balance, March 31, 2006	34,766,276	$ 18,530,383

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Share capital (continued):

During the year, the Company completed the following share placements:

(a)

On April 18, 2005, the Company completed a private placement of 2,000,000 units at a price of $0.35 per unit.  Each unit was comprised of one common share and one non-transferable share purchase warrant, exercisable at a price of $0.45 until April 18, 2006.  In addition, the Company issued 32,350 finders’ fee units, which were equal to 5% of the total number of units purchased.  The expiry date of the warrants was extended for a one year period, to April 18, 2007.

(b)

On March 21, 2006, the Company completed a private placement of 2,000,000 units at a price of $0.30 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.40 until March 21, 2008.  Mr. Frank A. Lang, the president, chairman and a director of the Company was the sole placee.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 4,750,000 common shares under the plan.  At March 31, 2006, 4,238,300 (2005 – 3,029,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2006	2005	2004
Risk free interest rate	3.21%	2.23%	2.23%
Expected life (years)	3.0	3.0	3.0
Expected volatility	109%	141%	131%
Fair value per option granted	$ 0.12	$ 0.24	$ 0.41

The following table summarizes information on stock options outstanding at March 31, 2006:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	724,000	1.07 years
$0.30	600,000	3.52 years
$0.54	1,219,300	2.72 years
$0.165	1,195,000	4.35 years
$0.215	500,000	4.58 years

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the years ended March 31, 2006, 2005 and 2004, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2003	1,987,600	$0.14
Granted	1,230,300	$0.54
Exercised	(303,000)	$0.16
Cancelled	(60,000)	$0.15
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(364,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, March 31, 2005	3,029,900	$0.33
Exercised	(776,600)	$0.12
Granted	1,985,000	$0.18
Balance, March 31, 2006	4,238,300	$0.30
Exercisable at March 31, 2006	3,133,300	$0.33

Share purchase warrants

As at March 31, 2006, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.45	April 18, 2007
32,350	$0.45	April 18, 2006
1,000,000	$0.40	March 21, 2008
3,032,350

The expiry date of 2,000,000 of the warrants described above was extended from April 18, 2006 to April 18, 2007.  1,200,000 warrants with an exercise price of $0.75 expired unexercised on April 19, 2005.

Subsequent to March 31, 2006, 32,350 warrants exercisable at a price of $0.45 expired unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

8.

Related party transactions and balances:

Services rendered in the year ended March 31,	2006	2005	2004
LMC Management Services Ltd. (a)	$ 244,149	$ 186,603	$ 123,623
Lang Mining Corporation (b)	30,000	30,000	30,000
Legal fees (d)	13,895	32,773	32,048
Director (e, f)	59,138	106,572	77,694

Balances at March 31,	2006	2005
Balances receivable from:
Casierra project advances (c)	$ 16,866	$ 162,025
Balances payable to:
LMC Management Services Ltd.	$ 903	$ 53,306
Directors	446,935	52,024
Legal fees	3,000	8,278
	$ 450,838	$ 113,608

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $2,500 per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Legal fees were paid to a law firm of which Sargent H. Berner, a director, was an associate counsel until April 1, 2006.

(e)

Consulting fees of $7,500 were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(f)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$2,000 per month for administrative services and US$250 per day for geological services, for a total of US$44,210.

(g)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(h)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(i)

The private placement of 2,000,000 units at $0.30, as described in Note 7, was subscribed to entirely by Frank A. Lang, the president and chairman of the Company.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

9.

Financial instruments:

The Company’s financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.

10.

Segmented information:

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2006	Canada	Mexico	Sierra Leone	Total
Current assets	$ 366,868	$ 65,498	$ --	$ 432,366
Mineral properties and deferred costs	651,599	107,198	565,181	1,323,978
Equipment	2,047	12,926	25,050	40,023
Investments	31,706	--	--	31,706
Reclamation and other deposits	32,883	--	--	32,883
Total Assets	$ 1,085,103	$ 185,622	$ 590,231	$ 1,860,956

2005	Canada	Mexico	Sierra Leone	Total
Current assets	$ 98,684	$ 12,214	$ 162,025	$ 272,923
Mineral properties and deferred costs	518,193	1	187,536	705,730
Equipment	2,787	23,081	33,062	58,930
Investments	56,705	--	--	56,705
Reclamation and other deposits	32,883	--	--	32,883
Total Assets	$ 709,252	$ 35,296	$ 382,623	$ 1,127,171

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

11.

Income taxes:

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2006	2005	2004
Loss for the year	$ 891,264	$ 2,815,003	$ 490,869
Statutory tax rate	34.50%	35.62%	37.62%
Expected income tax recovery	307,442	1,002,704	184,665
Non-deductible differences	(75,714)	(551,743)	(21,311)
Other	(5,124)	(20,895)	(76,452)
Unrecognized tax losses	(226,604)	(430,066)	(86,902)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2006	2005	2004

Operating losses carried forward	$ 1,197,390	$ 1,304,513	$ 1,043,579
Resource deductions	1,870,169	2,237,356	1,712,807
Share issue costs	27,866	51,724	54,628
	3,095,425	3,593,593	2,811,014
Valuation allowance for future tax assets	(3,095,425)	(3,593,593)	(2,811,014)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,692,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2007	459,000
2008	370,000
2009	278,000
2010	270,000
2014	405,000
2015	424,000
2026	486,000
Total	2,692,000

The Company has resource pools of approximately $6,805,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

In addition, the Company has Mexican non-capital losses carried forward of approximately $996,000 that are available to offset future taxable income, expiring at various dates over the next ten years.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12.

Mineral property acquisition and exploration costs:

Year ended March 31, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2006
Acquisition costs
Balance, beginning of year	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred during the year	20,241	830	88,985	23,256	--	--	133,312
Balance, end of year	100,241	5,806	374,753	37,024	--	--	517,824

Exploration and development costs
Incurred during the year
Assays and analysis	--	--	1,616	--	2,111	4,375	8,102
Drilling	18,172	--	--	--	8,791	1,679	28,642
Geological and geophysical	216,853	(110)	14,220	2,217	42,789	35,253	311,222
Site activities	63,541	224	514	138	40,628	111,302	216,347
Travel and accommodation	58,838	--	1,516	--	18,723	14,243	93,320
	357,404	114	17,866	2,355	113,042	166,852	657,633
Balance, beginning of year	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of year	464,940	52,119	170,586	11,311	--	107,198	806,154
Total Mineral Property Interests	$ 565,181	$ 57,925	$ 545,339	$ 48,335	$ --	$ 107,198	$ 1,323,978

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12.

Mineral property acquisition and exploration costs (continued):

Year ended March 31, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2005

Acquisition costs
Balance, beginning of year	$ --	$ 1,445	$ 155,664	$ 30,042	$ --	$ --	$ 187,151
Incurred (recovered) during the year	80,000	3,531	130,104	(16,274)	70,536	--	267,897
Write-down of mineral property interests	--	--	--	--	(70,536)	--	(70,536)
Balance, end of year	80,000	4,976	285,768	13,768	--	--	384,512

Exploration and development costs
Incurred during the year
Assays and analysis	--	363	21,139	--	11,980	35,752	69,234
Drilling	11,170	38,110	4,822	--	77,589	134,382	266,073
Geological and geophysical	31,122	6,038	56,139	3,517	60,523	82,037	239,376
Site activities	20,666	1,690	2,755	1,205	201,921	87,579	315,816
Travel and accommodation	44,578	5,156	8,054	--	50,399	45,518	153,705
	107,536	51,357	92,909	4,722	402,412	385,268	1,044,204
Balance, beginning of year	--	648	59,811	4,234	--	1,137,763	1,202,456
Write-down of mineral property interests	--	--	--	--	(402,412)	(1,523,030)	(1,925,442)
Balance, end of year	107,536	52,005	152,720	8,956	--	1	321,218
Total Mineral Property Interests	187,536	$ 56,981	$ 438,488	$ 22,724	$ --	$ 1	$ 705,730

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

13.

Comparative figures:

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

14.

Subsequent events:

Subsequent to March 31, 2006:

(a)

the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for net proceeds of $1,800,000.  Each unit is comprised of one common share and one half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing, at an exercise price of $0.75 per share;

(b)

329,000 options were exercised at prices from $0.15 to $0.54, for proceeds of $73,650;

(c)

100,000 stock options were granted to a director at an exercise price of $0.50, expiring June 12, 2011;

(d)

65,500 warrants were exercised at $0.45, for proceeds of $29,475.  See Note 7 for warrants expired; and

(e)

mineral property payments were made as described in Note 3.